UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35448 / January 14, 2025

In the Matter of

MidCap Financial Investment Corporation
Apollo Debt Solutions BDC
Apollo Diversified Credit Fund
Apollo S3 Private Markets Fund
Middle Market Apollo Institutional Private Lending
Apollo Investment Management, L.P.
Apollo Credit Management, LLC
Apollo Capital Credit Adviser, LLC
Apollo S3 RIC Management, L.P.
AA Direct, L.P.
AA Infrastructure Fund 1 Ltd.
ACE Credit Fund, L.P.
AGRE Debt Fund I, L.P.
AGRE U.S. Real Estate Fund, L.P.
Amissima Diversified Income ICAV
AMN Loan Fund, L.P.
AP Kent Credit Master Fund, L.P.
Apollo Accord Master Fund II, L.P.
Apollo Accord Master Fund III, L.P.
Apollo Accord Fund III B, L.P.
Apollo Accord Fund IV, L.P.
Apollo A-N Credit Fund, L.P.
Apollo Asia Real Estate Fund II, L.P.
Apollo Atlas Master Fund, LLC
Apollo Chiron Credit Fund, L.P.
Apollo Commercial Real Estate Finance, Inc.
Apollo Credit Master Fund Ltd.
Apollo Credit Opportunity Fund III LP
Apollo Credit Strategies Master Fund Ltd.
Apollo European Principal Finance Fund III (Dollar A), L.P.
Apollo Hybrid Value Fund, L.P.
Apollo Hybrid Value Fund II, L.P.
Apollo Impact Mission Fund, L.P.
Apollo Infrastructure Opportunities Fund II, L.P.
Apollo Investment Fund IX, L.P.
Apollo Investment Fund VII, L.P.
Apollo Investment Fund VIII, L.P.
Apollo Lincoln Fixed Income Fund, L.P.
Apollo Moultrie Credit Fund, L.P.

Apollo Natural Resources Partners II, L.P.
Apollo Natural Resources Partners III, L.P.
Apollo Navigator Aviation Fund I, L.P.
Apollo Revolver Fund, L.P.
Apollo Strategic Origination Partners, L.P.
Apollo Tactical Value SPN Investments, L.P.
Apollo Total Return Master Fund L.P.
Apollo Tower Credit Fund, L.P.
Apollo U.S. Real Estate Fund II L.P.
Apollo U.S. Real Estate Fund III, L.P.
Apollo/Cavenham European Managed Account II, L.P.
Athene Holding Ltd.
Athora Lux Invest S.C.Sp
Financial Credit Investment II, L.P.
Financial Credit Investment III, L.P.
Financial Credit Investment IV, L.P.
MidCap FinCo Holdings Limited
NNN Investor 1, L.P.
Athora Lux Invest NL S.C.Sp
ACE Credit Management, LLC
ACF Europe Management, LLC
ACREFI Management, LLC
Aegon Ireland plc
AGRE-CRE Debt Manager, LLC
AGRE NA Management, LLC
AP Kent Management, LLC
Apollo Accord Management II, LLC
Apollo Accord Management III, LLC
Apollo Accord Management III B, L.P.
Apollo Accord Management IV, L.P.
Apollo A-N Credit Management, LLC
Apollo Asia Management II, L.P.
Apollo Asset Management Europe LLP
Apollo Atlas Management, LLC
Apollo Capital Management, L.P.
Apollo Centre Street Management, LLC
Apollo Centre Street Partnership, L.P.
Apollo Chiron Management, LLC
Apollo Credit Management (CLO), LLC
Apollo Credit Opportunity Management III, LLC
Apollo EPF Management III, LLC
Apollo Europe Management III, LLC
Apollo European Senior Debt Management, LLC
Apollo European Strategic Management, L.P.
Apollo Global Real Estate Management, L.P.
Apollo Hercules Management, LLC
Apollo Hercules Partners, L.P.
Apollo Hybrid Value Management, L.P.
Apollo Hybrid Value Management II, L.P.
Apollo Impact Mission Management, L.P.

Apollo India Credit Opportunity Management, LLC
Apollo Infrastructure Opportunities Management II, L.P.
Apollo Investment Management Europe LLP
Apollo Kings Alley Credit Fund Management, LLC
Apollo Lincoln Fixed Income Management, LLC
Apollo Lincoln Private Credit Management, LLC
Apollo Management International LLP
Apollo Management IX, L.P.
Apollo Management VII, L.P.
Apollo Management VIII, L.P.
Apollo Moultrie Credit Fund Management LLC
Apollo NA Management II, LLC
Apollo NA Management III, LLC
Apollo Navigator Management I, LLC
Apollo Oasis Management, LLC
Apollo Origination Management, L.P.
Apollo PPF Credit Strategies Management, LLC
Apollo Oasis Partners, L.P.
Apollo Origination Partnership, L.P.
Apollo Palmetto Strategic Partnership, L.P.
Apollo Revolver Capital Management, LLC
Apollo ST Fund Management LLC
Apollo Strategic Origination Management, L.P.
Apollo Tactical Value SPN Management, LLC
Apollo Tower Credit Management, LLC
Apollo Union Street Management, LLC
Apollo Union Street Partners, L.P.
Apollo Zeus Strategic Management, LLC
Apollo/Cavenham EMA Management II, LLC
Financial Credit Investment II Manager, LLC
Financial Credit Investment III Manager, LLC
Financial Credit Investment IV Manager, LLC
Apollo Investment Management Europe (Luxembourg) S.a r.l.
Apollo Total Return Management LLC
Apollo Commodities Management, L.P.
Apollo Insurance Solutions Group LP
Apollo MidCap US Direct Lending 2019, L.P.
NNN Investor 2 (Auto), L.P.
NNN Opportunities Fund, L.P.
Apollo PPF Opportunistic Credit Partners (Lux), SCSp
Apollo PPF Credit Strategies, LLC
Apollo PPF Credit Management, LLC
Apollo Co-Investment Capital Management, LLC
Alteri Investments II, SCSp
Merx Aviation Finance, LLC
Apollo Accord+ Fund (Lux), SCSp
Apollo Accord+ Offshore Fund, L.P.
Apollo Accord+ Fund, L.P.
Apollo Revolver Fund II (Offshore), L.P.
Apollo Revolver Fund II, L.P.

Apollo Revolver Fund II (ATH), L.P.
Apollo Accord+ Management, L.P.
Apollo Revolver Management II (ATH), L.P.
Apollo Revolver Management II, L.P.
Apollo Accord Fund V, L.P.
Apollo Investment Fund X, L.P.
Apollo Total Return Fund—Investment Grade, L.P.
Apollo Accord Management V, L.P.
Apollo Management X, L.P.
Apollo Total Return Fund—Investment Grade Management, L.P.
ACMP Holdings, LLC
Apollo Aligned Alternatives, L.P.
Redding Ridge Asset Management, LLC
Apollo Asset-Backed Finance Fund, L.P.
Apollo Origination Partnership II (Levered), L.P.
Apollo Origination Partnership II (Unlevered), L.P.
Apollo Delphi Fund, L.P.
Apollo Credit Strategies Absolute Return Fund, L.P.
Apollo European Principal Finance Fund IV (Dollar A), L.P.
Apollo European Principal Finance Fund IV (Dollar B), L.P.
Apollo European Principal Finance Fund IV (Euro B1), L.P.
Apollo European Principal Finance Fund IV (Lux Euro B2), SCSp
Apollo EPF Management IV, L.P.
Apollo Accord Offshore Fund V, L.P.
Apollo Accord Fund V (Lux), SCSp
Apollo Clean Transition Capital Overseas II, L.P.
Apollo Clean Transition Capital Fund, L.P.
Apollo Calliope Fund, L.P.
Apollo Digital Origin Partners, L.P.
Apollo Starmoon CEPF Co-Invest (Overseas), L.P.
Apollo Infrastructure Opportunities Fund II (Overseas), L.P.
Apollo Infrastructure Opportunities Fund II (TE 892), L.P.
Apollo Infrastructure Opportunities Fund II (Lux), SCSp
Apollo Infrastructure Opportunities Fund III (Overseas), L.P.
Apollo Infrastructure Opportunities Fund III (TE 892), L.P.
Apollo Infrastructure Opportunities Fund III (Lux), SCSp
Apollo Infrastructure Opportunities Fund III, L.P.
RRE 17 Loan Management Designated Activity Company
RRE 16 Loan Management Designated Activity Company
RRE 9 Loan Management Designated Activity Company
RRE 12 Loan Management Designated Activity Company
RRE 8 Loan Management Designated Activity Company
RRE 7 Loan Management Designated Activity Company
RRE 10 Loan Management Designated Activity Company
RRE 6 Loan Management DAC
RRE 15 Loan Management Designated Activity Company
RRE 2 Loan Management Designated Activity Company
RRE 11 Loan Management Designated Activity Company
RRE 3 Loan Management Designated Activity Company
RRE 5 Loan Management Designated Company

RRE 1 Loan Management Designated Activity Company
RR 1 Ltd.
RR 14 Ltd.
RR 15 Ltd.
RR 16 Ltd.
RR 17 Ltd.
RR 18 Ltd.
RR 19 Ltd.
RR 2 Ltd.
RR 20 Ltd.
RR 21 Ltd.
RR 22 Ltd.
RR 23 Ltd.
RR 24 Ltd.
RR 25 Ltd.
RR 26 Ltd.
RR 27 Ltd.
RR 4 Ltd.
RR 5 Ltd.
RR 6 Ltd.
RR 7 Ltd.
RR 8 Ltd.
RR Berbere 2 Ltd.
RR Bhut Jolokia 3 Ltd.
RR Cayenne 4 Ltd.
RR Poblano 4 Ltd.
RR Reaper Brown Carolina 2 Ltd.
RR Reaper Brown Carolina 3 Ltd.
RR Tabasco 1 Ltd.
AP Tundra Holdings LLC
ALM 2020, Ltd.
AOP Finance Partners, L.P.
Athora Lux Invest SCSP Duration Fund
Mercer Multi-Asset Credit Fund
Apollo Credit Funds ICAV - Apollo Helius Multi-Credit Fund I
AAA Aviation Holdings, L.P.
AA Pencil Holdings, L.P.
AA Tundra Investor, L.P.
Aspen American Insurance Company
Aspen Specialty Insurance Company
Apollo Credit Secondaries Fund I, L.P.
Apollo US Broadly Syndicated Loans Fund
Apollo Opportunistic Credit Fund
MMJV LLC
Apollo S3 Equity & Hybrid Solutions Fund, L.P.
Apollo S3 Equity & Hybrid Solutions Offshore Fund, L.P.
Apollo S3 Equity & Hybrid Solutions Fund (TE 892), L.P.
Apollo S3 Equity & Hybrid Solutions Offshore Fund (Lux), SCSp
AA MMF 1 HoldCo LP
ACE Credit Allocation Fund I

AM-EDL (Lux) SCSP
Apollo Accord Fund VI (Lux), SCSp
Apollo Accord Fund VI, L.P.
Apollo Accord+ II Fund, L.P.
Apollo Accord+ II Offshore Fund, L.P.
Apollo Alster Lending Fund (Lux) SCSP
Apollo Broad Middle Markets Lending Fund, L.P.
Apollo Credit Strategies IDF, LP
Apollo Debt Solutions IDF, LP
Apollo European Direct Lending SCSP
Apollo European Private Credit (Master) SCSp
Apollo Excelsior Co-Invest, L.P.
Apollo Excelsior, L.P.
Apollo GLDC Fund, L.P.
Apollo Jade Partnership, L.P.
Cervus Loan Origination III
MICAD Account (Cayman), LP
Apollo Libra Credit Opportunities Fund, L.P.
Apollo PPF Credit Strategies (Lux), SCSP
Apollo S3 Private Markets (Master) SCSP
Apollo S3 Credit Solutions Fund II, L.P.
RR 12 LTD
RR 3 LTD
RR 28 LTD
RR 29 LTD
RR 30 LTD
RR 31 LTD
RR 32 LTD
RR 33 LTD
RR Shishito 1 LTD
RRE 18 Loan Management Designated Activity Company
RRE 19 Loan Management Designated Activity Company
RRE 20 Loan Management Designated Activity Company
RRE 21 Loan Management Designated Activity Company
RRE Portrush 1 Designated Activity Company
RRX 5 LTD
RRX 6 LTD
RRX 7 LTD
RRAM Beta 1, Ltd.
RRAM Beta 1 Tax Subsidiary Inc.
RRE 22 Loan Management Designated Activity Company
RRE Belfry 1 Designated Activity Company
Apollo M-EDL Management, L.P.
Apollo Alster Management, LLC
Apollo European Direct Lending Management, L.P.
Apollo Excelsior Management, L.P.
Apollo Capital Markets Management, L.P.
Redding Ridge Asset Management (UK) LLP
Apollo S3 Investment Management, L.P
    9 West 57th Street

New York, NY 10019

Lord Abbett Flexible Income Fund
Lord Abbett FIF Advisor LLC
    90 Hudson Street
    Jersey City, NJ 07302-3973

(812-15538)

_____

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

MidCap Financial Investment Corporation, et al. filed an application on January 5, 2024, and amendments to the application on June 26, 2024, October 11, 2024, and December 9, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On December 18, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35423). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by MidCap Financial Investment Corporation, et al. (File No. 812-15538) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.